MAIL STOP 3561



								March 2, 2006




Jonathan Kalman
Chairman of the Board
Jaguar Acquisition Corporation
1200 River Road
Suite 1302
Conshohocken, PA  19428



RE:	Jaguar Acquisition Corporation
	Registration Statement on Form S-1
	Amendment 4 Filed February 8, 20056
      File No. 333-127135


Dear Mr. Kalman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment one from our letter of February
8, 2006 and that "the purchasers of the Insiders [sic] Units have entered into binding subscription agreements with the Company in which such purchasers have irrevocably agreed to purchase the insider
Units subject to one remaining condition - the SEC declaring the registration statement effective." Please file such agreements as exhibits with your next amendment.

2. We note your disclosure that the warrants underlying the insider units you plan to sell will be exercisable on a cashless and that the insider units will not be placed in escrow. Please disclose the reasons for providing for such a cashless exercise and not requiring the shares underlying the Insider Units to be placed in escrow.

3. In light of the responsibility of the purchasers of the Insider Units to locate and advise on a business combination for the company, please disclose when, if at any time, such parties would not be in possession of material, non-public information prior to the consummation of a business combination. We may have further comment.

4. We note your disclosure that it is your understanding and intention in every case to structure and consummate a business combination in which "up to" approximately 19.99% of the public stockholders may exercise their conversion rights and a business combination will still go forward. Please provide the Staff with a legal analysis with respect to your ability to structure such a transaction, as it appears that Paragraphs A and B to Sixth Article of your Articles of Incorporation would require you to provide for
19.99 percent conversion in connection with every business combination structured.

5. We note your statement that "we will not seek approval of our stockholders to amend our charter to allow us to survive for a longer period of time if it does not appear we will be able to consummate a business combination within the foregoing time periods." Revise to clarify that you will not amend your charter to extend the period to complete a business combination beyond 18 months after the consummation of the offering or beyond 24 months after the consummation of the offering if the extension criteria are satisfied.

6. We reissue comment three from our letter of February 3, 2006. Please provide additional disclosure with respect to the mechanism by which purchases will be made. We note in your response letter that
"the warrant purchases...will be made by EarlyBirdCapital, Inc. ("EBC") or such other broker dealer as EBC may assign the order to.
We have been advised by EBC that neither it, nor any underwriter that will participate in the Company`s IPO will be the broker-dealer effectuating the warrant purchase orders. Instead, EBC will assign such orders to a separate, non-participating broker dealer so as to avoid any potential conflicts of interest." Please disclose the party that will determine the timing of warrant purchases are made.
Will it be EarlyBird Capital, or a separate, non-participating broker dealer? If it will be EarlyBird, it would still appear that EarlyBird could be in possession of material non-public information while they operate the 10b5-1 plans as EarlyBird may still be involved in identifying a prospective business combination. If a "separate, non-participating broker dealer" will be the party determining the timing of warrant purchases, please disclose whether it or any of its affiliates may be involved in identifying a prospective business combination for the company. We may have further comment.

Part II

Recent Sales of Unregistered Securities
7. We note your reliance upon Section 4(1) to exempt the noted transactions from registration. Indicate the facts and circumstances relied upon to make the exemption available for this transaction.
We
may have further comment.


Exhibits
8. We note your articles state that "[t]he following provisions
(A)
through (E) shall apply during the period commencing upon the filing
of this Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended during the "Target Business Acquisition Period." ... [t]he "Target
Business Acquisition Period" shall mean the period from the effectiveness of the registration statement filed in connection with the Corporation`s initial public offering ("IPO") up to and
including
the first to occur of (a) a Business Combination or (b) the
Termination Date ...." (emphasis added)  Please provide us a legal analysis as to whether or not an amendment to the noted provision would be valid under applicable state law.

Legality Opinion
9. Please revise the Graubard Miller legality opinion to indicate the number of shares of common stock in the Units, the Over-Allotment Units, Purchase Option Units and Insider Units. Also indicate the number of warrants in those units and indicate the number of shares underlying the warrants in those units.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or David Link, who supervised the review of your filing, at (202) 551-3790.



      Sincerely,



John Reynolds
Assistant Director


cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881
Jaguar Acquisition Corporation
March 2, 2006
Page 1